UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2011

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐   No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

EXHIBITS

Exhibit Number		Page
1.1	KongZhong Corporation Partners with Gamepot Inc to Publish Paperman in China	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: May 9, 2011
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

KongZhong Corporation Partners with Gamepot Inc to Publish Paperman in China

Beijing, May 9th 2011 – KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced it’s partnership and signing of a publishing agreement for Paperman, a 3D free-to-play massively multiplayer online first person shooting (FPS) game, exclusively for the mainland China market. Paperman features unique “anime” style characters which although are presented in a 3D environment, when turned sideways they become flat, like paper cut-outs. Depending on government approvals, KONG and Gamepot expect to launch the game commercially in China either by the end 2011 or in early 2012.

Launched over 2 years ago in the Japanese online game market, Paperman is one of the leading first person shooter online games in Japan, developed by Gamepot Inc, a subsidiary of So-net Entertainment Corporation (Listing: First Section of the Tokyo Stock Exchange).

"Kong Zhong is excited to partner with Gamepot, to bring Paperman to Chinese gamers." said Mr. Leilei Wang, CEO and Chairman of KongZhong. "In Japan, Paperman has already become one of the most successful online first-person shooters, based on it's unique anime style characters and advanced gameplay.  With over 2 years of content from operating in Japan, we believe that Chinese gamers who are fans of Japanese anime will find something exciting in this new and fresh style first person shooter for years to come."

Gamepot Inc. CEO, Shuhei Ueda, said “Gamepot is very excited and happy to provide our Paperman service to China with the partner we feel is best for this game, KongZhong. Paperman's unique game concept, attractive characters, and exciting game elements have been favored by many players in Japan, and enabled us to establish a new and significant game genre in the competitive FPS market. We strongly hope that Paperman can be enjoyed by many players in the China market, and find big success.”

About Paperman
Paperman is an online shooting game featuring paper and anime-style characters, which lends the game its most distinctive attribute. Among the unique traits of the paper-made characters, when they turn sideways they become flat, shooting them puts a hole in their body, and opponents can be burned with bombs. Popular voice actors and actresses also provide voiceovers to give the user an even greater level of entertainment. The range of available avatar items allows the user to choose the character’s hairstyle and costume, providing numerous customization options.  For more details, please visit http://www.paperman.jp/

About Gamepot Inc.
Established in May 2001, Gamepot is a service provider that develops and operates online games. It is a consolidated subsidiary of So-net Entertainment Corporation. With an unrivalled level of expertise in game operations, along with solid relationships with overseas developers, Gamepot has placed itself in the leading position in Japan’s online game industry as it has combined its extensive strategic partnerships and portfolio.
For more details, please visit http://www.gamepot.co.jp/.

About KongZhong:
We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in the PRC. Since 2004, we have also offered news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our Internet games business in 2010, through our acquisition of Dacheng Networks, a developer and operator of online games.

Safe Harbor Statements
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment;  the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:		Media Contact:
Jay Chang		Jing Wu
Chief Financial Officer		Manager
Tel.:	(+86-10) 8857 6000	Tel:	(+86-10) 8857 6000
Fax:	(+86-10) 8857 5891	Fax:	(+86-10) 8857 5900
E-mail:	ir@kongzhong.com	E-mail:	wujing@kongzhong.com